Exhibit 99.3

Jiuzi Holdings Inc. Announces Pricing of $2.3 Million Registered Direct Offering

HANGZHOU, China, July 17, 2023 (GLOBE NEWSWIRE) -- Jiuzi Holdings, Inc. (NASDAQ: JZXN; the “Company”), a leading new energy vehicle (NEV) dealership group operating under the brand name “Jiuzi” in China, today announced that it entered into a securities purchase agreement with certain institutional investors to purchase $2.3 million worth of its ordinary shares in a registered direct offering.

Under the terms of the securities purchase agreement, the Company has agreed to sell an aggregate of $2.3 million ordinary shares and/or pre-funded warrants in a registered direct offering. The purchase price per ordinary share is $1.65 and the purchase price for the pre-funded warrants is identical to the purchase price for ordinary shares, less the exercise price of $0.01 per share.

The gross proceeds to the Company from the registered direct offering are estimated to be approximately $2.3 million, before deducting the placement agent’s fees and other estimated offering expenses. The offering is expected to close on or about July 19, 2023, subject to the satisfaction of customary closing conditions.

Spartan Capital Securities LLC, is acting as exclusive placement agent for the offering.

The proposed offering of the ordinary shares and pre-funded warrants described above is being offered by the Company pursuant to a “shelf” registration statement on Form F-3 (File No. 333- 267617) filed with the Securities and Exchange Commission (“SEC”) and declared effective by the SEC on December 14, 2022, and the accompanying prospectus contained therein.

The offering is being made only by means of a prospectus supplement and accompanying prospectus. A prospectus supplement describing the terms of the public offering will be filed with the SEC and will form a part of the effective registration statement.  When available, copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or from Spartan Capital Securities, LLC, 45 Broadway, New York, NY 10006 or telephone at (877) 772-7818.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third and fourth-tier cities in China. The Company mainly sells battery-operated electric vehicles and sources NEVs through more than twenty NEV manufacturers. It has 51 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. They are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs, including the expectation that the Offering will be completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent events, circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review the “Risk Factor” section of the Company’s registration statement and last annual report on form 20-F and in other filings made by the Company with the U.S. Securities and Exchange Commission since the filing of such 20-F  as these factors may affect its future results.

For more information, please contact:

Stephen Tong

Email: jiuzi@mana-ir.com

SOURCE Jiuzi Holdings, Inc.